EXHIBIT 99.4

Date: April 9, 2019	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PENGROWTH ENERGY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 14, 2019
Record Date for Voting (if applicable) :	May 14, 2019
Beneficial Ownership Determination Date :	May 14, 2019
Meeting Date :	June 26, 2019
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	70706P104	CA70706P1045
COMMON	70706P104	CA70706P1045

Sincerely,
Computershare
Agent for PENGROWTH ENERGY CORPORATION